SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(b)

(Amendment No. 1)

Trovagene, Inc.

(Name of Issuer)

Common Stock, $.0001 per share

(Title of Class of Securities)

897238 309

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

CUSIP No. 897238 309		13G

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) R. Merrill Hunter

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,510,834(1)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 1,510,834(1)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,510,834 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 4.97 (2)

12	Type of Reporting Person* IN

(1)   Includes 666,667 shares of common stock issuable upon exercise of warrants.

(2)   Based upon an aggregate of 29,722,602 shares of the Issuer’s issued and outstanding common stock as of October 30, 2015 as reflected in the Issuer’s Form 10-Q filed on November 9, 2015.

This Amendment No. 1 (this “Amendment”) amends the statement on Schedule 13G filed on January 23, 2012 (the “Original Schedule 13G” and the Original Schedule 13G as amended, the “Schedule 13G”), with respect to shares of Common Stock, $0.0001 par value (the “Common Shares”), of Trovagene, Inc. (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 4 and 5 in their entirety as set forth below.

Item 4.	Ownership.

The information as of the date of the event which requires filing of this statement required by Items 4(a) — (c) is set forth in Rows 5 — 11 of the cover page for the Reporting Person hereto and is incorporated herein by reference for the Reporting Person. The percentage set forth in Row 11 of the cover page for the Reporting Person is based on 29,722,602 shares of Common Stock issued and outstanding as of October 30, 2015, as represented in the Company’s Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2015.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☒

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 4, 2016

R. Merrill Hunter

/s/ R. Merrill Hunter